Mail Stop 3561

March 4, 2010

Jeannot McCarthy, President
Patio Bahia, Inc.
400 S. Pointe Drive, Suite 1704
Miami Beach, FL 33139

> **Re:**   **Patio Bahia, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 9, 2010**
> **File No. 333-164806**

Dear Mr. McCarthy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that in your Calculation of Registration Fee chart you list the offering price per unit as $.20. However, throughout your prospectus you list your sales price as $.25 per share not $.20. Please revise your disclosure or advise.

2. Your disclosure indicates that you are a development stage company that intends to engage in the business of importing patio and yacht outdoor furniture, manufactured from Brazilian hardwoods, and marketed them to interior designers, yacht brokers and retail distributors as well as eventually to consumer by way of

your website. We note that you have a limited operating history with nominal revenues since inception through December 31, 2005 and have generated no revenues in the period from 2006 through 2009, despite engaging in the same line of business for over seven years. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

3. We note that there is a disparity between your public offering price and the historic effective cash cost to your officers for shares of common stock. Please revise your disclosure to provide a dilution analysis comparing the public contribution under your offering to the effective cash contribution of your officers or advise why you believe you should not have to provide this disclosure. Refer to Item 506 of Regulation S-K for guidance.

Prospectus cover page

4. Please advise readers that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Prospectus Summary, page 3

5. Considering you state that your summary does not contain all of the information about you that may be important to a reader, please also indicate that your summary includes a brief overview of the key aspects of the offering. Refer to Item 503(a) of Regulation S-K.

Risk Factors, page 5

6. We have attempted to visit your web-site but have received a warning from our search engines that your site contains malware that would result in malicious software being downloaded and installed onto our computer without our consent. Please add a risk factor that reflects the risk to your business of potential customers and visitors to your webpage receiving such a warning or please take steps to modify your web-site to remove this risk.

7. Please include a risk factor that address the risk of exchange rate fluctuations as a result of any fluctuation of the Brazilian Real (BRL) and the impact this could have on your operations.

Our auditors have expressed concern about our ability to continue as a going concern…,
page 5

8. We note your indication that you believe your current cash is sufficient to fund
    your operations through the first quarter of 2010. Given that the end of the first
    quarter is quickly approaching, please revise this risk factor, as well as your
    discussion of Liquidity on page 12, to disclose what steps you are taking to raise
    additional capital or obtain debt financing.

We will need substantial additional financing which we may not be able to obtain…,
page 6

9. Please revise this discussion to quantify the amount of additional working capital
    you will need to continue to implement your business model and for how long
    such capital will suffice.   We note your indication elsewhere that you have
    budgeted $20,000 for expanded marketing efforts; please disclose any other
    expenditures you anticipate.

We are completely dependent upon the efforts of our two executive officers, who devote
80% of their time and attention to our business, page 8

10. Please revise your risk factor to include the names of your executive officers.

Management Discussion and Analysis or Plan of Operations, page 10

11. Please revise your discussion to provide an executive "Overview" section that
     provides investors with an understanding of the business you intend to engage in
     and the matters with which management is concerned primarily in evaluating the
     company's financial condition and operating results. A good introduction,
     accordingly, might include a discussion of the following: the economic or
     industry-wide factors relevant to the company; a discussion of how the company
     expects to earn revenues and income; the identity of the company's primary
     contacts and insight into material opportunities, challenges, risks, and material
     trends and uncertainties. Refer to Item 303 of Regulation S-K.

12. We note your statement "We intend to continue focusing our marketing efforts
     during 2010 on the South Florida market, marketing our furniture collection to
     foreign export distributors, corporate interior designers, yacht brokers and yacht
     interior designers. Our management has extensive contacts in these areas which
     we believe will be a great resource which can be exploited at minimal cost."
     Please revise to explain how your management has extensive contacts in these
     areas.

Going Concern, page 11

13. Please revise the amount of net proceeds from the sale of your securities since inception to agree to the amount of net proceeds reflected in the statements of cash flow on page F-5.

Results of Operations, page 11

14. We note your indication that total operating expenses decreased in fiscal 2009, which reflects a decrease in rent and general and administrative expenses. Please specify the nature of the expenses that declined and explain what property you rent for your business.

Liquidity and Capital Resources, page 12

15. You mention that your liabilities as of the end of the last fiscal year totaled $41,000 of notes payable from related parties and accrued interest due to a related party. You also mention that these amounts come due in December 31, 2010; please reconcile this statement with your disclosure on page 24, where you indicate that the $14,987 due to your chief executive officer is payable on demand.

Recent Capital Raising Transaction, page 12

16. You indicate that you intend to use the proceeds of the offering discussed here for professional fees and other expenses related to the registration statement, the cost associated with being a reporting company and for working capital for the first quarter of 2010. Considering you state on page 11 that these costs, excluding working capital, will range from $25,000 to $30,000 and you currently have cash on hand of $13,000, please tell us how you plan to finance the difference.

Our Business, page 13

17. Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone.

18. Please provide support for the qualitative and comparative statements contained in your prospectus. In this regard, we note your reference to the American Home Furnishings Alliance (2007), and the March 2008 Wood Products Report of the Office of Global Analysis, Foreign Agriculture, United States Department of

Agriculture. We also note your reference on page 13 to your products appearing in Florida Architecture and Vogue Espana and Brasil. Please provide us with copies of these articles or reports and mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Overview, page 13

19. You state here that, since your inception in November 2002, you have been "developing and refining your furniture collection, identifying [y]our manufacturing sources and working with and marketing to interior designers." Considering you have been engaged in this line of business for the past seven years and unsuccessful at making sales in excess of $38,055, please elaborate upon your disclosure to explain why your business plan is a viable one with a view to explaining why you need more time to generate sales. Alternatively, please prominently disclose that there is no assurance that you will generate any sales.

Manufacturing and Product Delivery from Brazil, page 14

20. Please identify your principal manufacturer and disclose whether you have exclusive rights with such manufacturer with respect to your purchase orders.

Executive Compensation, page 20

21. We note here and elsewhere in your prospectus that you reference our regulations in defining a term or a concept for a reader. Please revise to remove references to our regulations and define your terms or concepts in a manner so that an investor can understand. For example, see in the second bullet points above your Summary Compensation Table on page 20 your reference to Rule 3b-7 of the Securities Exchange Act of 1934; your reference to Item 7(d)(3)(iv) of Schedule 14A in definition of independent on page 25 under the caption "Director Independence" and your reference to Item 402(a)(3) of Regulation S-K in the third bullet point on page 25 under the caption Security Ownership of Certain Beneficial Owners and Management. These are only examples, please review your entire prospectus and revise.

Summary Compensation Table, page 20

22. We note in footnote 2 that you have been accruing Ms. McCarthy's salary until you reach $300,000 in sales. Please revise to state the total amount of salary that has been so accrued to date, as you indicate on page 25, and make clear the

manner in which she will receive her accrued salary; for example, a lump sum payment or paid over a period of time.

Employment Agreement, page 20

23. Please revise your disclosure to explain briefly what constitutes termination "without good cause" under the terms of the employment agreements.

Certain Relationships and Related Transactions, page 24

24. Please identify the related party that made loans to you.

Selling Security Holders, page 27

25. We note your indication that none of the selling security holders are members of FINRA. Please also confirm that none of your selling security holders are affiliates of a broker-dealer.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

26. Please tell us whether you filed a Notification on Form D with respect to the sales you made pursuant to Rule 506 of Regulation D.

Item 16. Exhibits

27. Please file a copy of the promissory note(s) that evidences the $14,987 loan made by your chief executive officer.

Item 17. Undertakings, page II-2

28. We note your disclosure: "Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement…" This undertaking is not applicable to your filing as you are not filing on either Form S-3 or Form F-3. Please revise.

Signatures, page II-4

29. Please revise to also include the signature of your Principal Financial Officer.

30. Your financials, as filed, are not included in your prospectus and come after your Part II disclosures and signatures. Please revise your filing to provide your financials as part of your prospectus.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

31. Please confirm to us that you received a manually signed copy of the audit opinion from your auditors. In addition, please include the conforming signature as required by Regulation S-T. Also, please include the conforming signature in the consent filed as Exhibit 23.1.

Note 1 Organization and Summary of Significant Accounting Policies, page F-6
(G) Income Taxes, page F-7

32. Please tell us why you have not shown a deferred tax asset related to a temporary difference between the tax basis of accrued payroll and the amount reported in the financial statements.

(I) Inventories, page F-8

33. Please tell us why you present the provision/allowance for inventory impairment in the table when a reduction in the carrying amount of inventory from cost to market is viewed as creating a new "cost basis."

Note 2 Notes Payable – Related Party, page F-8

34. Please consider adding a table to the footnote which lists the individual principal and accrued interest amounts outstanding which sums to the amounts stated in the balance sheets for years presented.

Note 6 Related Party Transactions, page F-10

35. Please revise to correct the missing dollar amount of gross proceeds in the first sentence of the first paragraph on page F-11.

Exhibit 5.1

36. We note that your legal opinion is not dated. Please be advised that in order for your registration statement to be declared effective, it will be necessary for counsel to file a dated opinion.

37. Please have counsel state in their opinion that they are your legal counsel.

38. In the second paragraph of the legal opinion, counsel states that they examined and relied upon "(d) such other matters of law as we have deemed necessary for the expression of the opinion herein contained." This clause is inappropriate because counsel must set forth in detail all material assumptions they make and laws they rely upon for purposes of rendering their legal opinion. Please have counsel to delete the aforementioned clause and re-file their legal opinion.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tony Watson, Accountant, at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Roxanne K. Beilly, Esq.
        Schneider Weinberger & Beilly, LLP